Strategic Environmental & Energy Resources, Inc. 10-K

Exhibit 99.1

Exhibit 99.1 Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Strategic Environmental & Energy Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Strategic Environmental & Energy Resources, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, the related consolidated statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2018 and December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses since inception and has an accumulated deficit of approximately $24 million as of December 31, 2018 and needs to raise substantial amounts of additional funds to meet its obligations and afford it time to develop profitable operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ LJ Soldinger Associates, LLC

Deer Park, IL

April 16, 2019

We have served as the Company’s auditor since 2013.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31,
Current assets:	2018	2017
Cash	$115,700	$54,100
Accounts receivable, net of allowance for doubtful accounts of $227,500 and $460,100, respectively	1,063,500	692,400
Notes receivable, net	310,700	184,600
Costs and estimated earnings in excess billings on uncompleted contracts	314,300	—
Prepaid expenses and other current assets	365,200	340,900
Total current assets	2,169,400	1,272,000

Property and equipment, net	831,900	1,296,400
Intangible assets, net	516,800	623,100
Notes receivable, net of current portion	232,200	542,900
Other assets	29,800	16,500
TOTAL ASSETS	$3,780,100	$3,750,900

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,772,400	$1,436,900
Accrued liabilities	1,446,500	1,307,600
Billings in excess of costs and estimated earnings on uncompleted contracts	470,200	227,300
Deferred revenue	191,500	304,200
Payroll taxes payable	1,022,500	997,700
Customer deposits	1,600	21,600
Short term notes	823,100	825,000
Convertible notes	1,603,600	1,250,000
Current portion of long term debt and capital lease obligations	179,200	91,300
Accrued interest - related party	11,800	11,800
Total current liabilities	7,522,400	6,473,400

Deferred revenue, non-current	63,200	113,100
Long term debt and capital lease obligations, net of current portion	432,800	504,300
Total liabilities	8,018,400	7,090,800

Commitments and contingencies

Stockholders’ Deficit:
Preferred stock; $.001 par value; 5,000,000 shares authorized; -0- shares issued Common stock; $.001 par value; 70,000,000 shares authorized; 61,703,575 and	61,700	56,500
56,528,575 shares issued, issuable** and outstanding 2018 and 2017, respectively Common stock subscribed	25,000	25,000
Additional paid-in capital	22,531,000	20,790,700
Stock subscription receivable	(25,000)	(25,000)
Accumulated deficit	(24,405,500)	(21,471,900)

Total stockholders’ deficit	(1,812,800)	(624,700)
Non-controlling interest	(2,425,500)	(2,715,200)
Total deficit	(4,238,300)	(3,339,900)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,780,100	$3,750,900

**Includes 3,200,000 shares issuable at December 31, 2018 per terms of note agreements.

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2018		2017
Revenue:
Products		$4,900,900	$5,256,300
Services		2,946,800	2,254,200
Solid waste disposal		369,200	917,500
Total revenue		8,216,900	8,428,000

Operating expenses:
Products costs		2,969,100	3,636,100
Services costs		3,126,900	2,718,100
Solid waste disposal costs		78,000	1,150,700
Selling, general and administrative expenses		1,717,700	2,521,500
Salaries and related expenses		2,006,600	2,238,400
Loss on settlement		—	254,900
Other asset impairment		—	322,000
Fixed asset impairment		70,700	354,000
Total operating expenses		9,969,000	13,195,700

Loss from operations		(1,752,100)	(4,767,700)

Other income (expense):
Interest income		39,400	—
Interest expense		(1,459,700)	(1,425,600)
Other net		37,500	59,700
Total non-operating expense, net		(1,382,800)	(1,365,900)

Loss from continuing operations		(3,134,900)	(6,133,600)

Net income from discontinued operations		41,000	694,300
Gain recognized on sale of rail operations		—	2,695,300
Discontinued operations, net of tax		41,000	3,389,600

Loss before earnings from equity method joint ventures		(3,093,900)	(2,744,000)

Income from equity method joint ventures		—	—

Net Loss		(3,093,900)	(2,744,000)
Less: Loss attributable to non-controlling interest		(160,300)	(545,400)
Net loss attributable to SEER common stockholders		$(2,933,600)	$(2,198,600)

Net loss per share from continuing operations		$(.05)	$(.11)
Discontinued operations	$	*	$.01
Net loss per share, basic and diluted		$(.05)	$(.10)

Weighted average shares outstanding – basic and diluted		59,237,822	55,264,804

* less than $0.01

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
	Preferred Stock		Common Stock		Additional Paid-in	Common Stock	Stock Subscription	Accumulated	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Subscribed	Receivable	Deficit	Interest	Deficit
Balances, January 1, 2017	—	—	54,525,100	$54,500	$19,077,600	$25,000	$(25,000)	$(19,273,500)	$(2,169,800)	$(2,311,200)
Issuance of common stock upon settlement			300,000	300	173,700					174,000
Issuance of common stock upon debt penalty			1,690,000	1,700	1,137,300					1,139,000
Issuance of common stock upon cashless
exercise of stock options			13,500	—	—					—
Proceeds from extension of warrants					155,500					155,500
Stock-based compensation - options					131,600					131,600
Stock-based compensation – warrants					115,000					115,000
Net loss								(2,198,600)	(545,400)	(2,744,000)
Balance December 31, 2017	—	—	56,528,600	$56,500	$20,790,700	$25,000	$(25,000)	$(21,471,900)	$(2,715,200)	$(3,339,900)
Issuance of common stock for cash			1,250,000	1,300	418,700					420,000
Issuance of common stock upon debt penalty			3,510,000	3,500	1,055,800					1,059,300
Issuance of common stock to acquire debt			200,000	200	43,800					44,000
Issuance of common stock for services			75,000	100	57,900					58,000
Issuance of common stock for accrued interest and principal reduction			140,000	100	39,500					39,600
Stock-based compensation - options					101,400					101,400
Stock-based compensation – warrants					23,200					23,200
Investment in subsidiary									450,000	450,000
Net loss								(2,933,600)	(160,300)	(3,093,900)
Balance December 31, 2018	—	—	61,703,600	$61,700	$22,531,000	$25,000	$(25,000)	$(24,405,500)	$(2,425,500)	$(4,238,300)

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
Cash flows from operating activities:	2018	2017

Net loss	$(3,093,900)	$(2,744,000)
Income from discontinued operations	41,000	3,389,600
Net loss from continuing operations	(3,134,900)	(6,133,600)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and impairment	541,300	774,800
Stock-based compensation expense	101,400	246,600
Stock issued for services	102,000	—
Non-cash expense for interest	1,226,900	1,147,000
Note receivable discount	(39,400)	—
Impairment of patent costs	19,200	—
Provision for doubtful accounts receivable	(232,600)	224,600
Cost of sale of equipment to joint venture	—	316,800
Settlement expense	—	254,900
Gain on debt extinguishment	(128,000)	—
Impairment of assets	70,700	676,000
Changes in operating assets and liabilities:
Accounts receivable	(138,500)	271,100
Costs in Excess of billings on uncompleted contracts	(314,300)	13,600
Prepaid expenses and other assets	332,900	593,800
Accounts payable and accrued liabilities	463,600	(279,800)
Billings in excess of revenue on uncompleted contracts	242,900	(863,500)
Customer deposits	(20,000)	21,600
Deferred revenue	(162,600)	(54,600)
Payroll taxes payable	24,800	4,400
Net cash used in operating activities	(1,044,600)	(2,786,300)

Cash flows from investing activities:
Purchase of property and equipment	(60,300)	(199,800)
Proceeds from sale of discontinued operations, net of costs	—	2,510,900
Proceeds from the sale of property and equipment	—	74,300
Purchase of intangible assets	(100)	(18,600)
Proceeds from outside minority investment in new subsidiary	450,000	—
Proceeds from notes receivable	224,000	—
Distributions for notes receivable	—	(300,000)
Net cash provided by investing activities	613,600	2,066,800

Cash flows provided by financing activities:
Principal payments of notes and capital lease obligations	(818,400)	(1,468,000)
Proceeds from issuance of convertible and short-term debt	850,000	1,275,000
Proceeds from the extension of warrants	—	155,500
Proceeds from the sale of common stock and warrants, net of expenses	420,000	—
Net cash provided by (used in) financing activities	451,600	(37,500)

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS – Continued

Net cash flows from discontinued operations	41,000	577,900
Net increase (decrease) in cash	61,600	(179,100)
Cash at the beginning of year	54,100	233,200
Cash at the end of year	$115,700	$54,100

Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	—
Cash paid for interest	$12,100	$211,600

Supplemental disclosure of noncash financing and investing activities:

Financed equipment	$—	$88,400
Financing of insurance premiums	$373,900	$438,300

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND FINANCIAL CONDITION

Organization and Going Concern

Strategic Environmental & Energy Resources, Inc. (“SEER,” “we,” or the “Company”), a Nevada corporation, is a provider of next-generation clean-technologies, waste management innovations and related services. SEER has three wholly-owned operating subsidiaries and three majority-owned subsidiaries; all of which together provide technology solutions and services to companies primarily in the oil and gas, refining, landfill, food, beverage & agriculture and renewable fuel industries. The three wholly-owned subsidiaries include: 1) REGS, LLC (d/b/a Resource Environmental Group Services (“REGS”)) provides industrial and proprietary cleaning services to refineries, oil fields and other private and governmental entities; 2) MV, LLC (d/b/a MV Technologies) (“MV”), designs and builds biogas conditioning solutions for the production of renewable natural gas, odor control systems and natural gas vapor capture primarily for landfill operations, waste-water treatment facilities, oil and gas fields, refineries, municipalities and food, beverage & agriculture operations throughout the U.S.; 3) Strategic Environmental Materials, LLC, (“SEM”), a materials technology company focused on development of cost-effective chemical absorbents.

The three majority-owned subsidiaries include; 1) Paragon Waste Solutions, LLC (“PWS”), 2) ReaCH4Biogas (“Reach”) and 3) PelleChar, LLC (“PelleChar”). PWS is currently owned 54% by SEER (see Note 8), Reach is owned 85% by SEER and PelleChar is owned 90% by SEER.

PWS is developing specific opportunities to deploy and commercialize patented technologies for a non-thermal plasma-assisted oxidation process that makes possible the clean and efficient destruction of solid hazardous chemical and biological waste (i.e., regulated medical waste, chemicals, pharmaceuticals and refinery tank waste, etc.) without landfilling or traditional incineration and without harmful emissions. Additionally, PWS’ technology “cleans” and conditions emissions and gaseous waste streams (i.e., volatile organic compounds and other greenhouse gases) generated from diverse sources such as refineries, oil fields, and many others.

Reach (the trade name for BeneFuels, LLC), is currently owned 85% by SEER and focuses specifically on treating biogas for conversion to pipeline quality gas and/or compressed natural gas (“CNG”) for fleet vehicle fuel. Reach had minimal operations for the year ended December 31, 2018 and 2017.

PelleChar was established in September 2018 and is owned 90% by SEER as of December 31, 2018. Pellechar has secured third-party pellet manufacturing capabilities from one of the nation’s premier pellet manufacturer. Working closely with Biochar Now, LLC, Pellechar intends to commence sales in early 2019 of its proprietary pellets containing the proven and superior Biochar Now product starting with the landscaping and big agriculture markets. At this time, Pellechar is the only company able to offer a soil amendment pellet containing the Biochar Now product that is produced using the patented pyrolytic process. PelleChar’s activity for the year ended December 31, 2018 was limited to formation and initial capitalization only.

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of SEER, its wholly-owned subsidiaries, REGS, MV and SEM and its majority-owned subsidiaries PWS, Reach and PelleChar, since their respective acquisition or formation dates. All material intercompany accounts, transactions, and profits have been eliminated in consolidation. The Company has non-controlling interest in joint ventures, which are reported on the equity method.

Going Concern

As shown in the accompanying consolidated financial statements, the Company has experienced recurring losses, and has accumulated a deficit of approximately $24.4 million as of December 31, 2018, and $21.5 million as of December 31, 2017. For the years ended December 31, 2018, and 2017, we incurred net losses from continuing operations of approximately $3.1 million and $6.1 million, respectively. The Company had a working capital deficit of approximately $5.3 million at December 31, 2018, a decrease of $0.1 million in working capital from $5.2 million at December 31, 2017. These factors raise substantial doubt about the ability of the Company to continue to operate as a going concern.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND FINANCIAL CONDITION, continued

Going Concern, continued

Realization of a major portion of our assets as of December 31, 2018, is dependent upon our continued operations. The Company is dependent on generating additional revenue or obtaining adequate capital to fund operating losses until it becomes profitable. For the year ended December 31, 2018 we raised $420,000 from the issuance of common stock, $450,000 from outside minority investment in a new subsidiary, and $850,000 from the issuance of short term and long term notes, offset by payments of principal on two short term notes and capital leases of $818,400. In addition, we have undertaken a number of specific steps to continue to operate as a going concern. We continue to focus on developing organic growth in our operating companies and improving gross and net margins through increased attention to pricing, aggressive cost management and overhead reductions. Critical to achieving profitability will be our ability to license and or sell, permit and operate though our joint ventures and licensees our CoronaLux™ waste destruction units. We have increased our business development efforts to address opportunities identified in expanding markets attributable to increased interest in energy conservation and emission control regulations. In addition, the Company is evaluating various forms of financing which may be available to it. There can be no assurance that the Company will secure additional financing for working capital, increase revenues and achieve the desired result of net income and positive cash flow from operations in future years. These financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to report on a going concern basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain reclassifications have been made in the 2017 consolidated financial statements to conform to the 2018 presentation. These reclassifications have no effect on net income for 2017.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make a number of estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the cash flows used in the impairment testing of definite lived tangible and intangible assets; valuation allowances and reserves for receivables; revenue recognition related to contracts accounted for under the percentage of completion method; revenue recognition method for perpetual technology license agreements; share-based compensation; discontinued operations future consideration and carrying amounts of equity investments. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Periodically, we maintain deposits in financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2018, and 2017, we did not hold any assets that would be deemed to be cash equivalents.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are recorded at the invoiced amounts less an allowance for doubtful accounts. The allowance for doubtful accounts is based on our estimate of the amount of probable credit losses in our accounts receivable. We determine the allowance for doubtful accounts based upon an aging of accounts receivable, historical experience and management judgment. Accounts receivable balances are periodically reviewed for collectability, and balances are charged off against the allowance when we determine that the potential for recovery is remote. An allowance for doubtful accounts of approximately $227,500 and $460,100 had been reserved as of December 31, 2018 and 2017, respectively.

We are exposed to credit risk in the normal course of business, primarily related to accounts receivable. Our customers operate primarily in the oil production and refining, rail transport, biogas generating landfill and wastewater treatment industries in the United States. Accordingly, we are affected by the economic conditions in these industries as well as general economic conditions in the United States. To limit credit risk, management periodically reviews and evaluates the financial condition of its customers and maintains an allowance for doubtful accounts. As of December 31, 2018, we do not believe that we have significant credit risk.

As of December 31, 2018, we had three customers who comprised 10% or more of our accounts receivable and their combined accounts receivable equaled approximately $675,100. As of December 31, 2017, we had four customers who comprised 10% or more of our accounts receivable and their combined accounts receivable equaled approximately $564,000.

For the year ended December 31, 2018 we had one customer with sales in excess of 10% of our revenue and they represented approximately 23% of total revenue for the year ended December 31, 2018. For the year ended December 31, 2017, we had no customer with sales in excess of 10% of our revenue.

Inventories

Inventories are stated at the lower of cost or market and maintained on a first in, first out basis and includes the following amounts at December 31:

	2018	2017

Finished goods	$96,800	$15,600
Raw materials	33,400	5,600
	$130,200	$21,200

Vendor Concentration

The Company has purchases from one vendor comprising more that 10% of total purchases for 2018 and no purchases from any one vendor comprising more than 10% of total purchases for 2017. The Company does not believe it is substantially dependent upon nor exposed to any significant concentration risk related to purchases from any single vendor.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including accounts receivable and accounts payable, are carried at cost, which approximates their fair value due to their short-term maturities. We believe that the carrying value of notes payable with third parties, including their current portion, approximate their fair value, as those instruments carry market interest rates based on our current financial condition and liquidity. Receivables and payables, due to short term nature, approximate their fair values.

Fair Value

As defined in authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (“exit price”). To estimate fair value, the Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements) and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Observable inputs such as quoted prices in active markets at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Other inputs that are observable, directly or indirectly, such as quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs for which there is little or no market data and which the Company makes its own assumptions about how market participants would price the assets and liabilities.

In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for replacements, renewals and betterments are capitalized. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of generally five to seven years for equipment, five to ten years for vehicles and three years for computer related assets. Assets are depreciated starting at the time they are placed into service. A portion of depreciation expense is charged to cost of product revenue on the consolidated statement of operations.

Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including reasonably assured renewal periods), which range from three to seven years, or their estimated useful life.

Intangible Assets

Intangible assets with estimable useful lives are amortized using the straight-line method over their respective estimated useful lives verses their estimated residual values, and are reviewed for impairment annually, or whenever events or circumstances indicate their carrying amount may not be recoverable. We conduct our annual impairment test on December 31 of each year. The Company has evaluated its intangibles for impairment and has determined that no impairment was necessary as of December 31, 2018.

Impairment of Long-lived Assets

We evaluate the carrying value of long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Further testing of specific assets or grouping of assets is required when undiscounted future cash flows associated with the assets is less than their carrying amounts. An asset is considered to be impaired when the anticipated undiscounted future cash flows of an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. In our solid waste business segment, we recorded impairment to one CoronaLux ™ units of approximately $70,700 and to three CoronaLux ™ units of $354,000 incurred due to lack of sale or license of the units for a period of more than 12 months since completion of the units for the years ended December 31, 2018 and 2017, respectively.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

In May 2014, the FASB issued guidance on revenue from contracts with customers that superseded most current revenue recognition guidance, including industry-specific guidance. The underlying principle of the guidance is to recognize revenue to depict the transfer of goods or services to customers at an amount to which the company expects to be entitled in exchange for those goods or services. The new guidance requires an evaluation of revenue arrangements with customers following a five-step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the company satisfies each performance obligation. Revenues are recognized when control of the promised services are transferred to the customers in an amount that reflects the expected consideration in exchange for those services. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the services. Other major provisions of the guidance include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the provisions of this guidance effective January 1, 2018 as required under the guidance. The adoption of this guidance did not have any material impact on the Company’s consolidated condensed financial statements (see Note 3).

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant, and recognize compensation over the service period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for using the simplified method to estimate the expected term of the option and recorded in the period that estimates are revised.

Research and Development

Research and development (“R&D”) costs are charged to expense as incurred and are included in selling, general and administrative costs in the accompanying consolidated statement of operations. R&D expenses consist primarily of salaries, project materials, contract labor and other costs associated with ongoing product development and enhancement efforts. R&D expenses were $600 and $5,600 for the years ended December 31, 2018 and 2017, respectively. R & D expenses are included in general and administrative expenses.

Income Taxes

The Company accounts for income taxes pursuant to Accounting Standards Codification (“ASC”) 740, Income Taxes, which utilizes the asset and liability method of computing deferred income taxes. The objective of this method is to establish deferred tax assets and liabilities for any temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

ASC 740 also provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements. Tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized. During the years ended December 31, 2018 and 2017 the Company recognized no adjustments for uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties related to uncertain tax positions were recognized at December 31, 2018 and 2017. The Company expects no material changes to unrecognized tax positions within the next twelve months.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company has filed federal and state tax returns through December 31, 2017. The tax periods for the years ending December 31, 2011 through 2017 are open to examination by federal and state authorities.

Recently issued accounting pronouncements

Changes to accounting principles generally accepted in the United States of America (U.S. GAAP) are established by the Financial Accounting Standards Board (FASB) in the form of accounting standards updates (ASU’s) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all new or revised ASU’s.

New Accounting Pronouncements Implemented

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under current GAAP. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. The Company will adopt ASU 2016-02 in the first quarter of 2019. The Company’s minimum lease commitments for operating leases as of December 31, 2018 was approximately $222,800. The Company is currently evaluating the impact of the guidance on its consolidated condensed financial statements.

NOTE 3 – REVENUE

The Company adopted the provisions of the guidance in the new revenue standard under ASC 606 effective January 1, 2018 applying the modified retrospective method to all contracts. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition guidance, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under previous revenue recognition guidance. The adoption of this guidance did not have any material impact on the Company’s consolidated condensed financial statements. There was no impact to net revenue for the December 31, 2018 as a result of applying the new revenue recognition guidance.

Products Revenue

Product revenue generated from contracts with customers, for the manufacture of products for the removal and treatment of hazardous vapor and gasses. Total estimated revenue includes all of the following: (1) the basic contract price, (2) contract options, and (3) change orders. Once contract performance is underway, we may experience changes in conditions, client requirements, specifications, designs, materials and expectations regarding the period of performance. Such changes are “change orders” and may be initiated by us or by our clients. In many cases, agreement with the client as to the terms of change orders is reached prior to work commencing; however, sometimes circumstances require that work progress without obtaining client agreement. Revenue related to change orders is recognized as costs are incurred if it is probable that costs will be recovered by changing the contract price. The Company does not incur pre-contract costs. Under the new revenue recognition guidance, we found no change in the manner we recognize product revenue. Provisions for estimated losses on uncompleted contracts are recorded in the period in which the losses are identified and included as additional loss. Provisions for estimated losses on contracts are shown separately as liabilities on the balance sheet, if significant, except in circumstances in which related costs are accumulated on the balance sheet, in which case the provisions are deducted from the accumulated costs. A provision as a liability is reported as a current liability.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

We include in current assets and current liabilities amounts related to contracts realizable and payable. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract costs and profits recognized to date over billings to date and are recognized as a current asset. Revenue contract liabilities represent the excess of billings to date over the amount of contract costs and profits recognized to date and are recognized as a current liability.

Products revenue also includes media sales which are recognized as the product is shipped to the customer for use.

Services Revenue

Our services revenue is primarily comprised of services related to industrial cleaning and mobile railcar cleaning, which we recognize as services are rendered.

Solid Waste Revenue

The Company’s revenues from waste destruction licensing agreements are recognized as a single accounting unit over the term of the license. Revenue from joint venture operations of the Company’s CoronaLux™ units is recognized as the revenue is earned by the joint venture. Revenue from management services is recognized as services are performed.

Disaggregation of Revenue

	Year Ended December 31, 2018
	Industrial Cleaning	Environmental Solutions	Solid Waste	Total
Sources of Revenue
Industrial cleaning services	$1,897,600	$—	$—	$1,897,600
Mobile rail car cleaning services	1,049,200	—	—	1,049,200
Product sales	—	3,237,900	—	3,237,900
Media sales	—	1,663,000	—	1,663,000
Licensing fees	—	—	134,800	134,800
Operating fees	—	—	34,400	34,400
Management fees	—	—	200,000	200,000
Total Revenue	$2,946,800	$4,900,900	$369,200	$8,216,900

	Year Ended December 31, 2017
	Industrial Cleaning	Environmental Solutions	Solid Waste	Total
Sources of Revenue
Industrial cleaning services	$2,254,200	$—	$—	$2,254,200
Product sales	—	4,079,900	—	4,079,900
Media sales	—	1,176,400	—	1,176,400
Licensing fees	—	—	161,600	161,600
One time sales	—	—	662,400	662,400
Operating fees	—	—	93,500	93,500
Total Revenue	$2,254,200	$5,256,300	$917,500	$8,428,000

Contract Balances

Where a performance obligation has been satisfied but not yet invoiced at the reporting date, a contract asset is recognized on the balance sheet. Where a performance obligation has not yet been satisfied but an invoice has been raised at the reporting date, a contract liability is recognized on the balance sheet.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

The opening and closing balances of the Company’s accounts receivables and contract liabilities (current and non-current) are as follows:

		Contract Liabilities

	Accounts Receivable, net	Revenue Contract Liabilities	Deferred Revenue (current)	Deferred Revenue (non-current)

Balance as of December 31, 2018	$1,063,500	$470,200	$191,500	$63,200

Balance as of December 31, 2017	692,400	227,300	304,200	113,100

Increase (decrease)	$371,100	$242,900	($112,700)	($49,900)

The majority of the Company’s revenue is generally invoiced on a weekly or monthly basis, and the payments are generally received within approximately 30-60 days. Deferred revenue is recorded when cash payments are received or due in advance of the Company’s performance, including amounts that are refundable.

Remaining Performance Obligations

As of December 31, 2018, the aggregate amount of the transaction price allocated to the remaining performance obligations was approximately $2.0 million, of which the Company expects to recognize revenue of approximately 99% over the next 24 months, including 98% over the next 12 months.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected term of one year or less and (ii) contracts for which the Company recognizes revenue at the amounts to which it has the right to invoice for services performed.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following:

	December 31,
	2018	2017

Field and shop equipment	$2,272,100	$2,213,300
Vehicles	690,000	690,000
Waste destruction equipment, placed in service	557,100	627,800
Furniture and office equipment	312,400	311,000
Leasehold improvements	10,000	10,000
Building and improvements	21,200	21,200
Land	162,900	162,900
	4,025,700	4,036,200
Less: accumulated depreciation and amortization	(3,193,800)	(2,739,700)
Property and equipment, net	$831,900	$1,296,500

Depreciation expense for the years ended December 31, 2018 and 2017 was $454,100 and $641,300, respectively. For the year ended December 31, 2018 depreciation expense included in cost of goods sold and selling, general and administrative expenses was $381,300 and $72,800, respectively. For the year ended December 31, 2017 depreciation expense included in cost of goods sold and selling, general and administrative expenses was $551,400 and $89,900, respectively.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Depreciation expense on leased CoronaLux™ units included in accumulated depreciation and amortization above is $70,100 and $70,100 for the years ended December 31, 2018 and 2017, respectively.

Property and equipment includes the following amounts for leases that have been capitalized at December 31:

	2018	2017

Field and shop equipment	$407,100	$407,100
Less: accumulated amortization	(298,100)	(232,200)
	$109,000	$174,900

The capitalized leases have a security interest held by the lessor in their respective equipment.

The Company has evaluated its fixed assets and has determined that an impairment charge was required for one licensed CoronaLux™ unit of approximately $70,700 in the year ended December 31, 2018 and three idle units of approximately $354,000 for the year ended December 31, 2017.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets were comprised of the following:

	December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying value

Goodwill	$277,800	—	$277,800
Customer list	42,500	(42,500)	—
Technology	1,021,900	(782,900)	239,000
Trade name	54,900	(54,900)	—

	$1,397,100	$(880,300)	$516,800

	December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying value

Goodwill	$277,800	—	$277,800
Customer list	42,500	(42,500)	—
Technology	1,090,500	(745,200)	345,300
Trade name	54,900	(54,900)	—

	$1,465,700	$(842,600)	$623,100

The estimated useful lives of the intangible assets range from seven to ten years. Amortization expense, included in selling, general and administrative expenses in the accompanying consolidated statements of operations, was $87,200 and $133,500 for the years ended December 31, 2018 and 2017, respectively.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 6 – ACCRUED LIABILITIES

Accrued liabilities were comprised of the following:

	December 31,
	2018	2017

Accrued compensation and related taxes	$565,800	$608,000
Accrued interest	362,000	105,700
Accrued settlement/litigation claims	150,000	150,000
Warranty and defect claims	55,000	71,700
Other	293,300	372,200
Total Accrued Liabilities	$1,426,100	$1,307,600

NOTE 7 – UNCOMPLETED CONTRACTS

Costs, estimated earnings and billings on uncompleted contracts are as follows:

	December 31,
	2018	2017

Revenue Recognized	$499,600	$—
Less: Billings to date	(185,300)	—
Costs and estimated earnings in excess of billings on uncompleted contracts	$314,300	$—

Billings to date	$1,642,600	$2,875,500
Revenue recognized	(1,172,400)	(2,648,200)
Billings in excess of costs and estimated earnings on uncompleted contracts	$470,200	$227,300

NOTE 8 – INVESTMENT IN PARAGON WASTE SOLUTIONS LLC

In 2010, the Company and Black Stone Management Services, LLC (“Black Stone”) formed PWS, whereby a total of 1,000,000 membership units were issued, 600,000 membership units to the Company and 400,000 membership units to Black Stone. Fortunato Villamagna, who serves as President of our PWS subsidiary, is a managing member and Chairman of Black Stone. In June 2012, the Company and Blackstone each allocated 10% of their respective membership units in PWS to Mr. J John Combs III, an officer and shareholder of the Company and Mr. Michael Cardillo, a shareholder of the Company and an officer of a subsidiary. There was no value attributable to the units at the time of the allocation. At December 31, 2018 and 2017 the Company owned 54% of the membership units, Black Stone owned 36% of the membership units, and two related parties (as noted above), each owned 5% of the membership units.

In August, 2011, we acquired certain intellectual property in regards to waste destruction technology (the “IP”) from Black Stone in exchange for 1,000,000 shares of our common stock valued at $100,000. We estimated the useful life of the IP at ten years, which was consistent with the useful life of other technology included in our intangible assets, and management’s initial assessment of the potential marketability of the IP. In March 2012, the Company entered into an Irrevocable License & Royalty Agreement with PWS that grants PWS an irrevocable world-wide license to the IP in exchange for a 5% royalty on all revenues from the sale or lease of all CoronaLux™ units from PWS and its affiliates. The term commenced as of the date of the Agreement and shall continue for a period not to exceed the life of the patent or patents filed by the Company. PWS may sub license the IP and any revenue derived from sub licensing shall be included in the calculation of Gross Revenue for purposes of determining royalty payments due the Company. Royalty payments are due 30 days after the end of each calendar quarter. PWS generated licensing and unit sales revenues of approximately $134,800 and $1,539,800 for the years ended December 31, 2018 and 2017, respectively, as such, royalties of $120,300 and $113,600 were due at December 31, 2018 and 2017, respectively.

Since its inception through December 31, 2018, we have provided approximately $6.5 million in funding to PWS for working capital and the further development and construction of various prototypes and commercial waste destruction units. No members of PWS have made capital contributions or other funding to PWS other than SEER. The intent of the operating agreement is that we will provide the funding as an advance against future earnings distributions made by PWS.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Licensing Agreements

In 2014, Sterall ordered a total of six CoronaLux™ units, of which one unit was delivered during the year ending December 31, 2014, and five units were pending delivery. Sterall paid a non-refundable placement fee of $236,300 for the unit delivered in 2014 which the Company has been recognizing as revenue over the five year term of the agreement. Sterall also paid a deposit of $330,000 for the five units ordered leaving a balance of $851,500 owed. The Company fully reserved the amount owed. In July 2017, the Company and Sterall signed a Settlement Agreement and Mutual Release which allows Sterall to keep the one unit delivered in 2014 and another unit also on site, in exchange for the Company’s retention of the $330,000 deposit paid by Sterall and the issuance of 300,000 shares of restricted common stock valued at $174,000. The two units delivered by the Company related to this settlement agreement had a net book value of $290,100. In addition, a third unit located on the Sterall site was abandoned by the Company during 2017 and the Company recorded a full impairment of that unit’s net book value at December 31, 2017 equal to $120,900. As part of the settlement agreement, Sterall also forfeits all rights to operate the CoronoLux technology anywhere in the U.S. territories, but is granted an exclusive right to operate the systems in the limited and sole territory of Haiti for a period of 10 years in exchange for a 5% royalty payable to the Company on gross revenue derived from any source arising out of or related to the operation of the CoronaLux™ technology.

On February 22, 2014, SEER and PWS entered into an Agreement with Daniel McAteer & Associates (“DMA”) to develop, permit and exploit the PWS waste destruction technology in Ireland and United Kingdom (“Limited Territory”). The Agreement called for the formation of a Joint Venture to be owned 50% by SEER and 50% by DMA. In accordance with the agreement, DMA was to pay a one-time license fee of $350,000 for an exclusive license for the limited purpose of medical waste destruction in the Limited Territory. On June 10, 2014 Paragon Waste (UK) Ltd (“Paragon UK”, “UK Joint Venture”), was formed in accordance with the laws of Northern Ireland. A total of 300,100 shares were issued upon formation, 100 Ordinary A voting shares were issued, of which PWS received 50 Ordinary A shares and 300,000 Ordinary B non-voting shares were issued. In 2015, the Agreement with DMA was amended to where Paragon UK purchased the CoronaLux™ unit from PWS for $350,000. Operations to date of the Paragon UK Joint Venture have been limited to formation, the delivery of a CoronaLux™ unit with a third party in the United Kingdom and application and permitting efforts with regulatory entities. As of December 31, 2018, a balance of $176,000 is still owed and has been fully reserved by the Company.

On March 4, 2014, PWS entered into a Licensing and Equipment Lease Agreement with eCycling International of South Carolina, LLC (“eCycling”). The License Agreement grants to eCycling the use of the PWS Technology and the CoronaLux™ waste destruction units for an initial term of five years and required a payment of $176,875 as a non-refundable initial licensing fee and distributions of 50% of net operating profits, as defined in the agreement, in lieu of continuing royalty payments for the use of the licensed technology. eCycling originally paid the $176,875 placement fee to PWS and an additional $176,875 per the amended agreement during the year ended December 31, 2016 and the revenue is being recognized over the term of the Agreement. eCycling is still in the process of permitting the unit, and therefore, has not yet generated any NOP. During the years ending December 31, 2018 and 2017, the Company recorded an impairment of this unit of approximately $70,700 and $75,000, respectively.

On November 17, 2014, PWS entered into an Exclusive Licensing and Equipment Lease Agreement, for a limited license territory, with Medical Waste Services, LLC (“MWS”). The License Agreement grants to MWS the use of the PWS Technology and the CoronaLux™ waste destruction units for an initial term of seven years and required a payment of $225,000 as a non-refundable initial licensing fee and distributions of 50% of net operating profits, as defined in the agreement, in lieu of continuing royalty payments for the use of the licensed technology. PWS and Medical Waste Services, LLC (“MWS”) formed a contractual joint venture to exploit the PWS medical waste destruction technology. MWS has received approval from the California Department of Public Health and a restricted permit from the South Coast Air Quality Management District (“SCAQMD”) to operate the CoronaLux™ unit licensed by MWS at its facility in Southern California. Operations to date have included the destruction of medical waste under a temporary operating permit issued by SCAQMD since May 2015 and efforts to obtain a full operating permit from SCAQMD were successful and SCAQMD issued a ‘Notice of Intent to Issue Permit to Operate’ in March 2017. In November 2017, the full operating permit was issued by SCAQMD.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

In December 2017, PWS and GulfWest Waste Solutions, LLC (“GWWS”) formed Paragon Southwest Medical Waste, LLC (“PSMW”) to exploit the PWS medical waste destruction technology. PSMW will have an exclusive license to the CoronaLux™ technology in a six-state area of the Southern United States. In addition to the equity position, PWS will be the operating partner for the business and sell a number of additional systems to the joint venture over the next five years. In 2017, PSMW purchased and installed three CoronaLux™ units for $600,000. PWS incurred costs of $525,700 to prepare the three units for sale. Operations in the form of medical waste destruction began in the first quarter of 2018.

Payments received for non-refundable licensing and placement fees have been recorded as deferred revenue in the accompanying consolidated balance sheets at December 31, 2018 and 2017 and are recognized as revenue ratably over the term of the contract.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 9 – INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company has a non-controlling interest in several joint ventures, currently four primarily for licensing and operating PWS CoronaLux™ waste destruction units and one for development of hybrid scrubber systems. Two joint ventures have limited their activity to formation only, no other operations have commenced. The following is summary information on the joint ventures that have had some activity in 2018 and 2017. The Company has no fixed commitment to fund any losses of the operating joint ventures and has no investment basis in any of the joint ventures therefore the Company has suspended the recognition of losses under the equity method of accounting.

	December 31,
	2018	2017
PWS-MWS Joint Venture
Revenues	$227,400	$224,000
Operating cost	158,700	184,400
Net income	68,700	39,600
Company’s share of net income	$34,400	$13,600

Paragon UK Joint Venture
Assets	$295,900	$355,800
Liabilities	91,500	121,600
Net Assets	204,400	234,200
Net loss	28,800	85,700
Company’s share of net loss	$—	$—

PWS-Paragon Southwest Joint Venture
Revenues	$216,000	$—
Operating cost	953,700	—
Net loss	737,700	—
Company’s share of net loss	$—	$—
Assets purchased by JV	$—	$600,000
Cost to Company to make assets sold ready for sale	—	(525,700)
Net proceeds to Company	$—	$74,300

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 10 – PAYROLL TAXES PAYABLE

In 2009 and 2010, REGS, a subsidiary of the Company, became delinquent for unpaid federal employer and employee payroll taxes, accrued interest and penalties were incurred related to these unpaid payroll taxes.

In or around 2010, REGS retained Washington D.C.-based legal counsel specializing in resolving federal tax matters. REGS has been represented by this firm throughout all phases of this tax matter and related proceedings. In September 2011, REGS received approval from the Internal Revenue Service (“IRS”) to begin paying the outstanding federal payroll tax liability plus the related incurred interest and penalties totaling approximately $971,000 in installments (the “Installment Plan”). Under the Installment Plan, REGS was required to pay minimum monthly installments of $12,500 commencing September 2011, which increased to $25,000 per month in September 2012, until the liability was paid in full. Through the duration of the Installment Plan, the IRS continues to charge penalties and interest at statutory rates. If the conditions of the Installment Plan were not met, the IRS could cancel the installment plan and could demand the outstanding liability to be repaid through traditional enforcement proceedings available to the IRS. Additionally, the IRS has filed a notice of federal tax lien against certain of REGS assets in order to secure the obligation. The IRS is to release this lien if and when we pay the full amount due.

Two of the officers of REGS also have liability exposure for a portion of the taxes if REGS does not pay them.

In May 2013, REGS filed an Offer in Compromise (“OIC”) with the IRS. While the OIC was under review by the IRS, the requirement to pay $25,000 a month under the Installment Plan was suspended. REGS was informed by its legal counsel that the IRS had accepted REGS’ OIC. However by a letter dated March 27, 2014, REGS was notified that the OIC had been rejected. REGS then appealed that rejections decision. However that appeal has been denied. As a result, the Installment Plan is terminated. In June 2014, REGS received notices of intent to levy property or rights to property from the IRS for the amounts owed for the past due payroll taxes, penalty and interest. The IRS has not taken any current action against REGS and REGS continues to be represented by its legal counsel.

As of December 31, 2018, and 2017, the outstanding balance due to the IRS was $1,022,500, and $997,700, respectively.

Other than this outstanding payroll tax matter arising in 2009 and 2010, all state and federal taxes have been paid by REGS in a timely manner.

NOTE 11 – DEBT

Debt as of December 31, 2018 and 2017 was comprised of the following:

	2018	2017

SHORT TERM NOTES

Secured short term note payable dated September 13, 2017 with principal and interest due 60 days from issuance. The note requires a one-time fee in the amount of $15,000 to compensate for the first two weeks of the term and each week thereafter (weeks 3-8) a fee of $1,500 shall be due and owing accruing on the first day of the week. The total one time fee paid was $24,000. A fee of 100,000 shares of restricted common stock shall be issued as a penalty for each month or prorated for any two-week portion of any month the note is outstanding past the original maturity date for months 3 through 6, and a fee of 200,000 shares of restricted common stock shall be issued to lender for each month or prorated for each two-week portion of any month the note is outstanding past the original maturity date beginning in month 7 until paid in full. The note is secured by the future sale of CoronaLux units and a personal guarantee of an officer of the Company. The penalty period for shares to be issued has been reached and for the year ended December 31, 2018, the Company recorded 2,300,000 shares of its common stock as issuable under the terms of this agreement. The shares were valued at $667,800 recorded as interest expense. Additional shares will be issued by the Company under the terms of the agreement. This note was converted to minority investment in new subsidiary in February 2019 (see Note 23).	300,000	300,000

Secured short term note payable dated October 13, 2017 with principal and interest due 60 days from issuance. The note requires a one-time fee in the amount of $4,000 to compensate for the first two weeks of the term and each week thereafter (weeks 3-8) a fee of $400 shall be due and owing accruing on the first day of the week. The total one time fee paid was $6,400. A fee of 40,000 shares of restricted common stock shall be issued as a penalty for each month or prorated for any two-week portion of any month the note is outstanding past the original maturity date for months 3 through 6, and a fee of 80,000 shares of restricted common stock shall be issued to lender for each month or prorated for each two-week portion of any month the note is outstanding past the original maturity date beginning in month 7 until paid in full. The note is secured by the future sale of CoronaLux units and a personal guarantee of an officer of the Company. The penalty period for shares to be issued has been reached for the years ended December 31, 2018 and 2017, however, the debt holder agreed to a reduction and a fixed amount of penalty shares in 2018, and the Company recorded 310,000 shares and 40,000 shares of its common stock, respectively, as issuable under the terms of this agreement. The shares were valued at $137,500 and $30,000 for the years ended December 31, 2018 and 2017, respectively, and were recorded as interest expense in the applicable period. No additional shares will be issued by the Company. The reduction of penalty shares was accounted for as debt extinguishment and a gain was recorded in the period.	100,000	100,000

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Secured short term note payable dated November 6, 2017 with principal and interest due 60 days from issuance. The note requires a one-time fee in the amount of $5,000 to compensate for the first two weeks of the term and each week thereafter (weeks 3-8) a fee of $400 shall be due and owing accruing on the first day of the week. The total one time fee paid was $7,400. A fee of 50,000 shares of restricted common stock shall be issued as a penalty for each month or prorated for any two-week portion of any month the note is outstanding past the original maturity date for months 3 through 6, and a fee of 100,000 shares of restricted common stock shall be issued to lender for each month or prorated for each two-week portion of any month the note is outstanding past the original maturity date beginning in month 7 until paid in full. The note is secured by the future sale of CoronaLux units and a personal guarantee of an officer of the Company. The penalty period for shares to be issued had not been reached as of December 31, 2017 but was reached as of December 31, 2018, however, the debt holder agreed to a reduced and fixed amount of penalty shares during 2018. During the year ended December 31, 2018, the Company recorded 350,000 shares of its common stock as issuable under the terms of this agreement. The shares were valued at $153,900 recorded as interest expense. No additional shares will be issued by the Company. The reduction of penalty shares was accounted for as debt extinguishment and a gain was recorded in the period.	125,000	125,000

Note payable dated November 20, 2017, interest at 30% per annum, principal and accrued interest due on or before February 28, 2018. Unpaid interest at December 31, 2018 is approximately $37,500. The note is unsecured. During 2018, a verbal agreement was made to allow month-to-month extension of the due date as long as interest payments were made monthly. The Company made interest payments totaling $64,100 of which $37,726 of interest and principal reduction of $1,900 was paid by the issuance of 140,000 shares of common stock during 2018 and the note holder has continued to extend the due date.	298,100	300,000

Secured short term note payable dated January 26, 2018 with principal and interest due 60 days from issuance. The note required a one-time fee in the amount of $12,500 to compensate for the first two weeks of the term and each week thereafter (weeks 3-8) a fee of $1,250 accrued on the first day of the week. The total one time fee paid was $17,500. A fee of 100,000 shares of restricted common stock accrued as a penalty for each month or prorated for any two-week portion of any month the note was outstanding past the original maturity date for months 3 through 6, and a fee of 200,000 shares of restricted common stock accrued to the lender for each month or prorated for each two-week portion of any month the note was outstanding past the original maturity date beginning in month 7 until paid in full. The note was secured by the future sale of CoronaLux™ units and a personal guarantee of an officer of the Company. This note was paid in full during September 2018 and 700,000 of penalty shares were issued, valued at $200,000 recorded as interest.	—	—

Note payable dated February 27, 2018 due on or before May 31, 2018 requiring a one-time fee in the amount of $25,000 to be paid as interest along with the principal on the due date. Because the note and interest were not paid on or before June 1, 2018, a fee of $5,000 accrued on the first day of each month commencing June 1, 2018. The note was secured by all of the proceeds from the sale of SEM’s BioActive Media paid to or received by SEM or MV. This note principal was paid in full in September 2018. Unpaid interest at December 31, 2018 is approximately $40,000.	—	—

Total short term notes	823,100	825,000

CONVERTIBLE NOTES

Convertible notes payable, interest at 8% per annum, unpaid principal and interest maturing 3 years from note date between August 2018 and October 2019, convertible into common stock at the option of the lenders at a rate of $0.70 per share; one convertible note for $250,000 has a personal guarantee of an officer of the Company. The notes that matured in August 2018, were subsequently extended by one year to August 2019, all other terms remained the same. The note that matured November 2018 was subsequently extended to May 2019 and the interest rate increased to 13% per annum.	1,605,000	1,605,000

Debt discount	(1,400)	(7,200)
Total convertible notes	1,603,600	1,597,800
Less: current portion	(1,603,600)	(1,250,000)
Long term convertible notes, including debt discount	$—	$347,800

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

LONG TERM NOTES AND CAPITAL LEASE OBLIGATIONS

Note payable dated July 13, 2018, interest at 20% per annum, payable July 13, 2021. No monthly payments are due for the first six months, commencing in month seven, principal and accrued interest will be amortized and payable over the remaining 30 months. The note is secured by all assets of SEM and personally guaranteed by an officer of the Company. A fee of 200,000 shares of restricted common stock was issuable at the time of funding. During the year ended December 31, 2018, the Company recorded 200,000 shares of its common stock as issuable under the terms of this agreement. The shares were valued at $44,000 recorded as debt discount. Unpaid interest at December 31, 2018 was approximately $46,900.	500,000	—

Debt discount	(37,900)	—

Note payable dated October 13, 2015, interest at 8% per annum, payable in 60 monthly installments of principal and interest $4,562, due October 1, 2020. Secured by real estate and other assets of SEM and guaranteed by SEER and MV.	92,000	137,900

Capital lease obligations, secured by certain assets, maturing through Nov 2020	57,900	109,600
Total long term notes and capital lease obligations	612,000	247,500
Less: current portion	(71,200)	(91,300)
Long term notes and capital lease obligations, long-term, including debt discount	$540,800	$156,200

Debt maturities as of December 31, 2018 are as follows:

Year:
2019	$151,000
2020	254,100
2021	149,000
$554,100

Future minimum lease payments under capital leases, which include bargain purchase options, are as follows at December 31, 2018:

2019	$34,600
2020	42,700
Total minimum lease payments	77,300

Amount representing interest	(19,400)
Present value of lease payments	57,900

Less current portion	(28,200)
Non-current portion	$29,700

In connection with the issuance of convertible debt in 2016 noted above, the Company issued 71,000 warrants as an inducement to enter into the transactions. The 2016 warrants exercisable for 3 years at $0.85 per share were valued at $4,900 using the Black Scholes valuation method at the date of issuance. During 2016, the 2015 convertible debt agreements were modified to more closely reflect the convertible debt transactions made in 2016, including adjusting the conversion price from $1.10 per share to $0.70 per share and the warrant exercise price from $1.25 to $0.85. The value of the convertible debt amendments will be recognized prospectively by the Company.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 12 – RELATED PARTY TRANSACTIONS NOT DISCLOSED ELSEWHERE

Notes payable, related parties

Notes payable, related parties and accrued interest due to certain related parties as of December 31, 2018 and 2017 are as follows:

	2018	2017

Accrued interest	11,800	11,800

	$11,800	$11,800

We believe the stated interest rates on the related party notes payable represent reasonable market rates based on the note payable arrangements we have executed with third parties.

In March 2012, the Company entered into an Irrevocable License & Royalty Agreement with PWS that grants PWS an irrevocable world-wide license to the IP in exchange for a 5% royalty on all revenues from PWS and its affiliates. The term commenced as of the date of the Agreement and shall continue for a period not to exceed the life of the patent or patents filed by the Company. PWS may sub license the IP and any revenue derived from sub licensing shall be included in the calculation of Gross Revenue for purposes of determining royalty payments due the Company. Royalty payments are due 30 days after the end of each calendar quarter. PWS generated licensing and unit sales revenues of approximately $134,800 and $1,539,800 for the years ended December 31, 2018 and 2017, respectively, as such, royalties of $120,300 and $113,600 were due at December 31, 2018 and 2017, respectively.

In September 2014, the Company entered into an Equity Purchase Agreement (“Equity Agreement”) with a third party (“Seller”) whereby the Company issued 1,200,000 shares of the Company’s common stock, valued at $1,212,000, in exchange for 22.5 membership interest units, representing 15% ownership interest in Sterall, LLC, a Delaware corporation. In March 2015 the Company and the Seller entered into a revised agreement whereby the 1,200,000 shares issued by the Company would be held by the Seller until the completion of an independent third party valuation. Based on the fair market value of the Purchased Units from the valuation obtained by the Company, an amount of Consideration Shares will be returned to the Company to the extent that the fair market value of the Consideration Shares issued (see below) are greater than the fair market value of the Purchased Units. In no event shall the Company be obligated to issue additional shares as consideration for the Purchased Units. For purposes of this amendment, the fair market value of each Consideration Share will be $0.83333. In the event the parties are unwilling to accept the fair market value of the Purchased Units, as determined by the independent valuation specialist, on or before the Closing Date this Agreement, the transaction covered by this Agreement (the “Contemplated Transaction”) may be rescinded by either Party in writing.

In December 2014, PWS, Sterall, Inc and Sterall LLC entered into a Successor-In-Interest Agreement. The Successor-In-Interest Agreement states that Sterall Inc and Sterall LLC are in the process of consolidating their business under Sterall LLC and all agreements between PWS and Sterall Inc shall be binding in all regards Sterall LLC.

In October 2014, PWS and Medical Waste Services, LLC (“MWS”) formed a contractual joint venture to exploit the PWS medical waste destruction technology. In 2015, MWS licensed and installed a CoronaLux unit at an MWS facility, and subsequently received a limited permit to operate. Operations to date have included the destruction of medical waste. For the year ended December 31, 2017, PWS has recorded $19,800 in income which represents their 50% interest in the net income of the joint venture. In addition, for the years ended December 31, 2018 and 2017, PWS billed the joint venture approximately $0 and $57,000, respectively, in costs incurred on behalf of the joint venture.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Due to the ability of the Company to rescind the shares issued at the commencement of the transaction the shares were considered contingently issuable shares and as such the 1,200,000 shares were not considered issued and outstanding at December 31, 2015. The 15% ownership interest in Sterall was considered contingently held until the conclusion of this transaction.

As of December 31, 2015, an independent appraisal was not performed and the Amended Equity Agreement expired by its terms. The 1,200,000 shares subject to the original Equity Agreement and the Amended Equity Agreement became unrestricted in 2016 and are considered issued and outstanding. The shares were valued at $720,000 and were originally recorded as a long term other asset pending resolution of claims by the parties involved related to the Sterall licensing agreement from September 2013, Sterall equipment deposits of $330,000 from 2014 and the equity purchase agreement noted above. As of December 31, 2016, a settlement was not reached by the parties and an impairment of the long term asset in the amount of $720,000 was recorded by the Company. In July 2017, the Company and Sterall signed a Settlement Agreement and Mutual Release which allows Sterall to retain the one unit delivered in 2014 and another unit also on site, in exchange for the Company’s retention of the $330,000 deposit paid by Sterall and the issuance of 300,000 shares of restricted common stock. For the year ended December 31, 2017, the Company recorded an additional cost of $120,900 related to the Settlement Agreement and Mutual Release (see Note 8).

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

Future commitments under non-cancellable operating leases with terms longer than one year for office and warehouse space as of December 31, 2018 are as follows:

Year
2019	$173,900
2020	48,900
2021	—
2022 and after	—
Total	$222,800

For the years ended December 31, 2018 and 2017, rent expense was $329,000 and $317,000, respectively.

NOTE 14 – DISCONTINUED OPERATIONS

During the third quarter of 2017, we sold our fixed railcar cleaning division which includes substantially all assets and liabilities of Tactical (except for cash) as well as three locations in REGS including Illinois, Maryland and Pennsylvania for a sales price of $2.4 million of proceeds received at the close on July 31, 2017, subject to an adjustment for working capital changes, and guaranteed payments of $1.1 million over the next three years. In addition, the Company is entitled to receive up to $1.5 million based on the performance of the fixed railcar cleaning locations, also over the next three years. Accordingly, the revenue and expenses associated with the railcar cleaning locations are presented as “Discontinued operations” on our consolidated statement of operations and on our consolidated statement of cash flows for the years ended December 31, 2018 and 2017. The sale was completed on July 31, 2017. For the years ended December 31, 2018 and 2017 we recorded net income from discontinued operations equal to $41,000 and $694,300, respectively. For the year ended December 31, 2017 we recorded a gain on the sale of rail operations of $2,686,700.

In December 2017, the Company and the buyer signed Amendment No. 1 to the Asset Purchase Agreement which modified certain terms in the original asset purchase agreement providing for a reduction to the first guaranteed payment in the amount of $276,000 in exchange for immediate release of certain liabilities arising from the collection by the Company of certain trade receivables included in the sale.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Major classes of line items constituting pretax loss on discontinued operations:

	For the year ending December 31,
	2018	2017

Services revenue	$—	$4,082,200

Services costs	—	3,070,200
General and administrative expenses	—	117,800
Salaries and related expenses	—	208,900
Other (income) expense	(41,000)	(9,000)
Total expenses	(41,000)	3,387,900

Operating income	(41,000)	694,300
Income tax benefit	—	—

Total income from discontinued operations	$(41,000)	$694,300

Total gain on disposal of rail operations:

July 31, 2017

Consideration from sale	$2,641,000
Net present value of future consideration	824,000
Carrying value of net assets*	(653,600)
Gross gain on disposal	2,811,400

Closing costs	(116,100)
Total gain on sale of rail operations	$2,695,300

*Carrying value of net assets

Accounts receivable, net	$1,130,500
Property and equipment, net	177,200
Other	60,200
Total Assets	$1,367,900

Accounts payable	$678,600
Accrued expenses and other	35,700
Total Liabilities	$714,300
Carrying value of net assets	$653,600

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 15 – EQUITY TRANSACTIONS

Common Stock – Authorized common stock of the Company consists of 70,000,000 shares of $.001 par value, of which 61,703,575 shares were issued or issuable and outstanding at December 31, 2018.

Preferred Stock – Authorized preferred stock consists of 5,000,000 shares of preferred stock, $.001 par value, no shares of preferred stock are issued and outstanding.

2018 Common Stock Transactions

During the year ended December 31, 2018, the Company sold 1,000,000 shares of $.001 par value common stock at $.30 per share in a private placement, receiving proceeds of $300,000.

During the year ended December 31, 2018, the Company issued 140,000 shares of $.001 par value common stock at $.28 per share as a non-cash payment of accrued interest on a note payable valued at approximately $39,600.

During the year ended December 31, 2018, the Company recorded 200,000 shares of $.001 par value common stock at $.22 per share as issuable as a one-time fee for debt valued at approximately $44,000.

During the year ended December 31, 2018, the Company recorded 3,510,000 shares of $.001 par value common stock as issued and issuable to short-term note holders as required under their respective agreements valued at approximately $1.059 million. (See Note 11)

During the year ended December 31, 2018, the Company sold 250,000 shares of $.001 par value common stock at $.48 per share in a private placement, receiving proceeds of $120,000.

During the year ended December 31, 2018, the Company issued 75,000 shares of $.001 par value common stock at $.77 per share for services valued at approximately $58,000.

2017 Common Stock Transactions

In 2017 the Company issued 13,496 shares of $.001 par value common stock in connection with the cashless exercise of 166,666 options.

In 2017, the Company issued 300,000 shares of $.001 par value common stock valued at $174,000 in connection with a settlement agreement. (See Note 11)

In 2017, the Company issued 1,500,000 shares of $.001 par value common stock valued at $1,009,000 in connection with the late payment penalty due on short-term notes. (See Note 10)

In 2017, the Company recorded 190,000 shares of $.001 par value common stock valued at $130,000 as issuable to short-term note holders as required under their respective agreements. (See Note 10)

In 2017, the Company issued an option to purchase 1,000,000 shares of its $.001 par value common stock at a strike price of $1.00 to Richard Robertson in connection with his employment agreement dated January 9, 2017. At the date of issuance 100,000 shares vested immediately and the remaining 900,000 options vest over a period of four years in a series of 16 successive equal quarterly vesting of 56,250 options commencing March 31, 2017 and ending December 31, 2020. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $102,354. The assumptions used in calculating such value include a risk-free interest rate of 1.89%, expected volatility of 36.87%, an expected life of 5.5 years and a dividend rate of 0.

In 2017, the Company issued an option to purchase 1,000,000 shares of its $.001 par value common stock at a strike price of $0.70 to Don Moorhead in connection with his consulting agreement dated May 1, 2017. The options vest over a period of two years in a series of 8 successive equal quarterly installments of 125,000 commencing July 1, 2017 and ending April 1, 2019. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $231,514. The assumptions used in calculating such value include a risk-free interest rate of 1.84%, expected volatility of 39.17%, an expected life of 4.5 years and a dividend rate of 0.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Warrants

In 2018, the Company recorded compensation expense of approximately $23,200 for its extension of the term of warrants set to expire in 2018.

In 2017, we received $155,500 in proceeds for the extension of common stock warrants. A balance of $5,300 is owed by warrant holders for the extension of their warrants. Certain warrant holders were offered the extensions at no additional cost to the warrant holder and the Company recorded stock based compensation expense of $83,677 for those warrant holders granted extensions without compensation to the Company.

In connection with services provided to the Company in 2017, the Company issued warrants to acquire 200,000 shares of common stock. The warrants exercisable for five years at $0.70 per share were valued at $31,300 using the Black Scholes valuation method. The assumptions used in the valuation of the warrants were; common stock price $0.63, expected life 5 years, volatility 28.72% and discount rate 1.92%.

In connection with the 2016 issuance of a $200,000 secured short term note payable that we issued a warrant was issued to purchase 500,000 shares of our common stock at $0.50 per share, exercisable over four years. The warrant was valued at $97,181 using a Black Scholes valuation and was charged to interest over the sixty days term of the note. The assumptions used in the valuation of the warrant were; common stock price $0.62, expected life 2 year, volatility 37.89% and discount rate 1.25%. The note was paid in full in 2016.

In connection with the issuance of convertible debt in 2016 noted above, the Company issued warrants to acquire 71,000 shares of common stock as an inducement to enter into the transaction. The warrants exercisable for five years at $0.85 per share were valued at $4,900 using the Black Scholes valuation method. The assumptions used in the valuation of the warrants were; common stock price $0.60, expected life 2.5 years, volatility 36.71% and discount rate 1.14%.

A summary of warrant activity for the years ended December 31, 2018 and December 31, 2017 is presented as follows:

	Number of	Exercise
	Warrants	Price
Warrants Outstanding at January 1, 2017	9,665,430	$.50 to $1.25
Issued	200,000	$.70
Exercised	—	—
Forfeited/expired/canceled	(1,848,989)	$.50 to $1.00
Warrants Outstanding at January 1, 2018	8,016,441	$.50 to $1.25
Issued	—	—
Exercised	—	—
Forfeited/expired/canceled	(5,120,078)	$.50 to $1.00

Warrants Outstanding at December 31, 2018	2,896,363	$.50 to $1.25

NOTE 16 – STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLAN

Except as noted below, we do not have a qualified stock option plan, but have issued stock purchase warrants and stock options on a discretionary basis to employees, directors, service providers, private placement participants and outside consultants.

The Company utilizes ASC 718, Stock Compensation, related to accounting for share-based payments and, accordingly, records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards. The Black Scholes option pricing model was used to estimate the fair value of the options granted. This option pricing model requires a number of assumptions, of which the most significant are: expected stock price volatility, the expected pre-vesting forfeiture rate, and the expected option term (the amount of time from the grant date until the options are exercised or expire). The Company estimated a volatility factor utilizing a weighted average of comparable published volatilities. The Company applied the simplified method to determine the expected term of all stock-based compensation grants. The risk free interest rate is based on or approximates the U.S. Treasury yield curve in effect at the time of the grant.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Stock compensation expense for stock options is recognized on a straight-line basis over the vesting period of the award. The Company accounts for stock options as equity awards.

Share-based compensation expense recognized in the statements of operations is based on awards ultimately expected to vest, which considers estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes the expense or benefit from the effect of adjusting the estimated forfeiture rate in the period that the forfeiture estimates changes.

The weighted average estimated fair value of stock option grants and the weighted average assumptions that were used in calculating such values for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017

Risk-free interest rate	—	1.84-1.89%
Expected volatility	—	36.87-39.17%
Expected life (in years)	—	4.5-5.5
Dividend rate	—	0
Weighted-average estimated fair value per award	—	$.17

For the years ended December 31, 2018 and 2017, we recorded stock-based compensation awarded to employees of $101,400 and $131,600, respectively, which is included in selling, general and administrative expense in our consolidated statements of operations.

A summary of stock option activity for the year ended December 31, 2018 is presented as follows:

			Weighted	Weighted
		Weighted	Average	Average
	Number	Average	Remaining	Grant
	Of	Exercise	Contractual	Date
	Shares	Price	Life	Fair Value

Outstanding at January 1, 2018	2,135,000	$.85	8.3 years	$.17
Granted	—	—		—
Exercised	—	—		—
Forfeited/expired/canceled	(1,385,000)	$.92		$.14
Outstanding at December 31, 2018	750,000	$.72	1.2 years	$.24
Vested and exercisable at December 31, 2018	736,700	$.72	0 years	$.24

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

A summary of stock option activity for the year ended December 31, 2017 is presented as follows:

			Weighted	Weighted
		Weighted	Average	Average
	Number	Average	Remaining	Grant
	Of	Exercise	Contractual	Date
	Shares	Price	Life	Fair Value

Outstanding at January 1, 2017	865,000	$.89	2.7 years	$.40
Granted	2,000,000	$.85		$.17
Exercised	(200,000)	$.72		$.23
Forfeited/expired/canceled	(530,000)	$.98		$.49
Outstanding at December 31, 2017	2,135,000	$.85	8.3 years	$.17
Vested and exercisable at December 31, 2017	687,500	$.86	.38 years	$.18

As of December 31, 2018, there was approximately $1,100 of total unrecognized compensation cost related to non-vested stock options that is expected to be recognized over a weighted-average period of approximately six months. The intrinsic value of vested options outstanding as of December 31, 2018 was $53,042.

Employee Benefit Plan

We have a defined contribution 401(k) plan that covers substantially all employees. Additionally, at the discretion of management, we may make contributions to eligible participants, as defined. During the years ended December 31, 2018 and 2017, we made contributions of $0 in each year.

NOTE 17 – NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted net loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares. Potentially dilutive securities are excluded from the calculation when their effect would be anti-dilutive. For all years presented in the consolidated financial statements, all potentially dilutive securities have been excluded from the diluted share calculations as they were anti-dilutive as a result of the net losses incurred for the respective years. Accordingly, basic shares equal diluted shares for all years presented.

Potentially dilutive securities were comprised of the following:

	December 31,
	2017	2017
Warrants	2,896,363	8,016,441
Options	750,000	2,135,000
Convertible notes payable, including accrued interest	2,555,503	2,375,099
Issuable shares, short term debt penalty	3,000,000	190,000
Issuable shares, long term debt	200,000	—
	9,401,866	12,716,540

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 18 – SEGMENT INFORMATION AND MAJOR SEGMENT CUSTOMERS

The Company currently has identified three segments as follows:

REGS

Industrial Cleaning

MV & SEM

Environmental Solutions

PWS

Solid Waste

Reach is not currently operating but when operations commence would be part of the Environmental Solutions segment. PelleChar was not operating as of December 31, 2018 but when operations commence it will be part of a new segment, Soil Amendment/Organic Fertilizer.

The composition of our reportable segments is consistent with that used by our chief operating decision maker to evaluate performance and allocate resources. All of our operations are located in the U.S. We have not allocated corporate selling, general and administrative expenses, interest expense, depreciation and amortization and stock-based compensation to the segments. All intercompany transactions have been eliminated.

Segment information as of December 31, 2018 and 2017 and for the years then ended is as follows:

2018	Industrial	Environmental	Solid
	Cleaning (2)	Solutions	Waste	Corporate	Total (3)

Revenue	$2,946,800	$4,900,900	$369,200	$—	$8,216,900
Depreciation and amortization (1)	272,500	103,900	94,500	82,300	553,200
Interest expense	49,700	9,300	—	1,400,700	1,459,700
Stock-based compensation	—	—	—	124,600	124,600
Net income (loss)	(1,055,000)	1,192,500	(258,400)	(3,014,000)	(3,134,900)
Capital expenditures (cash and noncash)	12,900	47,900	—	—	60,800
Goodwill	—	227,800	—	—	227,800
Total assets	$502,200	$2,091,000	$401,300	$785,600	$3,780,100

2017	Industrial	Environmental	Solid
	Cleaning (2)	Solutions	Waste	Corporate	Total (3)

Revenue	$2,254,200	$5,256,300	$917,500	$—	$8,428,000
Depreciation and amortization (1)	356,300	189,900	136,300	86,200	768,700
Interest expense	23,800	15,200	100	1,386,400	1,425,500
Stock-based compensation	—	—	—	246,600	246,600
Net income (loss)	(1,299,200)	194,200	(1,329,600)	(3,699,000)	(6,133,600)
Capital expenditures (cash and noncash)	189,900	2,900	—	95,400	288,200
Goodwill	—	227,800	—	—	227,800
Total assets	$814,500	$1,339,500	$613,600	$983,300	$3,750,900

(1)	Includes depreciation of property, equipment and leasehold improvement and amortization of intangibles

(2)	Includes mobile rail car cleaning and excludes locations classified as discontinued operations

(3)	Excludes discontinued operations

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

Customer Concentrations by Segment

Industrial Cleaning

For the year ended December 31, 2018, we had two customers with sales in excess of 10% of industrial cleaning segment revenue and combined were 50% of segment revenues. For the year ended December 31, 2017, we had two customers with sales in excess of 10% of industrial cleaning segment revenue and combined were 21% of segment revenues.

Environmental Solutions

For the year end December 31, 2018, we had two customers with sales in excess of 10% of environmental solutions segment revenue for a total of 27% of segment revenues. For the year end December 31, 2017, we had one customer with sales in excess of 10% of environmental solutions segment revenue for a total of 16% of segment revenues.

NOTE 19 – INCOME TAXES

As of December 31, 2018, we estimate we will have net operating loss carryforwards available to offset future federal income tax of approximately $15 million. These carryforwards will expire between the years 2032 through 2037. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Events that may cause changes in our tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Therefore, the amount available to offset future taxable income may be limited. We carry a deferred tax valuation allowance equal to 100% of total deferred assets. In recording this allowance, we have considered a number of factors, but chiefly, our operating losses from inception. We have concluded that a valuation allowance is required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

Deferred tax assets were comprised of the following as of December 31, 2018 and 2017:

	2018	2017

Allowance for doubtful accounts	$58,000	$118,000
Accrued expenses	110,000	99,000
Current deferred tax asset	168,000	217,000

Intangible and fixed assets	(263,000)	141,000
NOL carryforward	3,988,000	3,162,000
Long-term deferred tax asset	3,725,000	3,303,000

Total deferred tax asset	3,892,000	3,520,000
Less valuation allowance	(3,892,000)	(3,520,000)

Net deferred tax asset	$—	$—

The benefit for income taxes differed from the amount computed using the U.S. federal income tax rate of 21% and 34% for December 31, 2018 and 2017, respectively, as follows:

	2018	2017

Income tax benefit	$793,000	$1,060,000
Non-deductible items	34,000	(93,000)
State and other benefits included in valuation	32,000	41,000
Provisional impact of the TCJA	—	(1,614,000)
Exclusion of losses of pass through entity	(89,000)	—
Change in valuation allowance	(770,000)	606,000
Income tax benefit	$—	$—

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 20 – ENVIRONMENTAL COMPLIANCE

Significant federal environmental laws affecting us are the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund Act”, the Clean Air Act, the Clean Water Act and the Toxic Substances Control Act (“TSCA”).

Pursuant to the EPA’s authorization of the RCRA equivalent programs, a number of states have regulatory programs governing the operations and permitting of hazardous waste facilities. Our facilities are regulated pursuant to state statutes, including those addressing clean water and clean air. Our facilities are also subject to local siting, zoning and land use restrictions. We believe we are in substantial compliance with all federal, state and local laws regulating our business.

NOTE 21 – LITIGATION

In March 2016, a complaint was filed by a lessor of property leased by REGS, a subsidiary of the Company. The month-to-month lease expired February 29, 2016, when REGS vacated the property. The landlord made certain claims including property damage, and loss of rents, attorney fees and other costs totaling approximately $97,000. REGS engaged defense counsel and zealously opposed the claims. In December 2016, the Company and the lessor reached a settlement of $65,000. At December 31, 2016 $39,000 was outstanding and subsequently paid in 2017 per the terms of the settlement agreement. The case was dismissed with prejudiced and the matter is closed.

In January 2016, an employee of SEM was involved in a vehicle accident while on Company business. Various actions were filed by the claimants in both state and federal courts. In August 2016, an involuntary proceeding was commenced by one of the claimants against SEM under Chapter 7 of the Bankruptcy code. In September 2016, the case was converted to a Chapter 11 under the Bankruptcy code. During the pendency of all actions, SEM continued to manage its affairs and operate normally. In the fourth quarter of 2016, the parties reached a settlement concerning the distribution of insurance proceeds and all issues of liability. On March 27, 2017 the Bankruptcy Courts confirmed the dismissal of the SEM Chapter 11 case. As part of the bankruptcy proceedings, the Company reached a settlement with claimants and recorded an accrued litigation expense of $212,500 at December 31, 2016. It was agreed among the parties that all pending state and/or federal claims will be dismissed with prejudice. The accrued litigation outstanding at December 31, 2018 was $133,333.

In October 2018, a complaint was filed by a contractor company of a mutual customer of MV, a subsidiary of the Company. The complaint claimed that in 2016 MV delivered defective and poorly manufactured treatment vessels to the project and that due to such delivery, the contractor company sustained $251,160 in damages in the effort to repair the error. At the same time, the mutual customer had an outstanding balance due MV of $224,000 and MV had an outstanding balance due the vessel manufacturer of $82,600. In the first quarter of 2019, the parties reached a settlement whereby MV paid the contractor company a total of $160,000, the joint customer paid the outstanding invoice amounts of $224,000 and the vessel manufacturer waived the $82,600 due from MV for the faultily manufactured vessel. The case was dismissed with prejudiced and the matter is closed.

NOTE 22 – INVESTMENT IN BIOCHAR NOW, LLC

In September 2017, the Company entered into loan and equity purchase agreement with BioChar Now, LLC (“BioChar”) which provided for an initial loan of $300,000 by the Company to BioChar and a subsequent loan of up to $7.7 million made or arranged by the Company. In exchange for these loans, the Company is entitled to repayment of all loaned capital and up to a 20% equity interest in BioChar, obtained as the loans are made in proportion to the amounts the individual loans represent of the full $8 million proposed loan. The Company has no fixed commitment to fund any losses of BioChar and has no investment basis in BioChar, therefore the Company has suspended the recognition of losses under the equity method of accounting.

The Company made the initial $300,000 loan on September 14, 2017 which bears interest of 6% per annum and is repayable out of sales of product gross sale proceeds from BioChar’s Berthoud, Colorado facility beginning six months after receipt of the loan. If the loan is not repaid in full after 18 months, the interest rate will increase to 12%. As of December 31, 2017, the Company impaired the full amount of the $300,000 note receivable due to the absence of necessary gross profit from BioChar’s Berthoud facility to commence monthly installments are required under the note.

STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

Notes to Consolidated Financial Statements

NOTE 23 – SUBSEQUENT EVENTS

On February 1, 2019, the Company entered into a short-term loan agreement and received loan proceeds of $500,000 with principal and interest due 90 days from issuance. The note requires a one-time fee in the amount of $15,000 to compensate for the first two weeks of the term and each week thereafter (weeks 3-12) a fee of $1,250 shall be due and owing accruing on the first day of the week. A fee of 50,000 shares of restricted common stock shall be issued as a penalty for each month or prorated for any two-week portion of any month the note is outstanding for months 4 through 6, and a fee of 100,000 shares of restricted common stock shall be issued to lender for each month or prorated for each two-week portion of any month the note is outstanding beginning in month 7 until paid in full. The note is secured by all of the proceeds from the net revenue from sale of any and all PelleChar products.

On February 1, 2019, the Company entered into an equity purchase agreement whereby a short term note of $300,000 and accrued interest of $24,000 were converted to equity in the new subsidiary, PelleChar. This note and accrued interest conversion along with previous minority interest investment in 2018 of $450,000 and additional cash investment paid in February 2019 of $226,000 comprised a total of 49% of minority interest ownership in PelleChar. SEER owns 51% of this new subsidiary as of April 12, 2019.

On February 6, 2019, the Company entered into a new lease agreement for 3,864 square feet of corporate office space in Broomfield, Colorado. The lease will commence when the landlord delivers possession of the office space following improvements, expected to be around May 1, 2019. The lease term is seven years and four months and total lease payments required over the term are approximately $704,300. The lease required a security deposit of $40,000 in the form of a letter of credit with a bank.